SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

     (Check One):  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20F    [X] Form 10-Q


[ ]  Form N-SAR

         For Period Ended:  June 30, 2002
                            -------------

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K


         For the Transition Period Ended: ______________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant: IVP Technology Corporation
                         --------------------------

Former name if applicable: N/A
                           ---

Address of principal executive office (Street and number):
2275 Lakeshore Blvd., West - Suite 401
----------------------------------------------------------

City, state and zip code:   Toronto, Ontario Canada M8V 3Y3
                           --------------------------------


                                    PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12b-25


                                     PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant respectfully requests an extension to file its Form 10-QSB for the quarter ended June 30, 2002 to enable the Registrant additional time to consolidate its financial statements with those of Ignition Entertainment Limited. The Registrant acquired Ignition Entertainment during the current quarter and this Form 10-QSB is the first filing by the Registrant that is required to include Ignition Entertainment's results of operations.


                                     PART IV
                                OTHER INFORMATION

         1. Name and telephone number of person to contact in regard to this notification:
             Brian MacDonald             (416)                     225-7578
             -------------------------------------------------------------------
                  (Name)              (Area code)             (Telephone number)

         2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [ X ]  Yes  [  ] No


         3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ X ]  Yes  [  ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Registrant anticipates that its results of operation from the corresponding period for the last fiscal year will include a significant change. The reason for this change is that the acquisition of Ignition Entertainment was consummated during the current quarter. Ignition Entertainment was formed in December 2001 and therefore it had no results of operations in the corresponding period in the prior year, but had significant operations in the current quarter. The Registrant's independent accountants have not yet finalized their review of the consolidated financial statements. The Registrant anticipates filing its Form 10-QSB, together with the consolidated financial statements, within five days.

                                                                     FORM 12b-25


                           IVP TECHNOLOGY CORPORATION
                    (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  August 14, 2002                 By:    /s/ Brian MacDonald
                                            ------------------------------------
                                              Brian MacDonald, President





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